March 11, 2021

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management – Disclosure Review Office

3 World Financial Center

New York, N.Y. 10281

Attn.: Megan Miller

Re:	Blackstone / GSO Floating Rate Enhanced Income Fund

Registration Statement on Form N-CSR, File No. 811-23270

Blackstone Senior Floating Rate Term Fund

Registration Statement on Form N-CSR, File No. 811-22393

Blackstone Long-Short Credit Income Fund

Registration Statement on Form N-CSR, File No. 811-22488

Blackstone Strategic Credit Fund

Registration Statement on Form N-CSR, File No. 811-22686

Ladies and Gentlemen:

On behalf of Blackstone / GSO Floating Rate Enhanced Income Fund (“BGFLX”), Blackstone Senior Floating Rate Term Fund (formerly known as Blackstone / GSO Senior Floating Rate Term Fund) (“BSL”), Blackstone Long-Short Credit Income Fund (formerly known as Blackstone / GSO Long-Short Credit Income Fund) (“BGX”) and Blackstone Strategic Credit Fund (formerly known as Blackstone / GSO Strategic Credit Fund) (“BGB” and together with BGFLX, BSL and BGX, the “Funds”), we are providing the following responses to comments received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 2, 2020, relating to the above referenced shareholder reports (“Shareholder Reports”) of the Funds for the periods ended March 31, 2020 (for BGFLX) and June 30, 2020 (for BSL, BGX and BGB (collectively, the “Listed Funds”)), filed with the Commission on June 5, 2020 and September 4, 2020, respectively, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”).

For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Shareholder Reports.

BGFLX AND BGB

Statement of Assets and Liabilities

1.	Please supplementally explain where the appreciation or depreciation on unfunded delayed draws is shown on the Statement of Assets and Liabilities.

Appreciation or depreciation on unfunded delayed draws is reflected in the “Investments, at fair value,” “Total Assets,” “Net Assets Attributable to Common Shareholders” and “Net Asset Value per Common Share” line items in the Statement of Assets and Liabilities. The unfunded portions of delayed draws is marked to market and relevant line items in the Statement of Assets and Liabilities reflect any unrealized appreciation or depreciation on the unfunded portions.

BGFLX AND BGX

Financial Highlights

2.

In future Shareholder Reports, please ensure the expense ratio required is the most prominently presented in the Financial Highlights so as not to be misleading. Please move other supplemental ratios to the notes to the Financial Highlights.

The applicable funds hereby represent that they will revise such disclosure in future Shareholder Reports so that the expense ratio required by Form N-2 will be the most prominently presented in bold font. Any additional expense ratios will appear in non-bold font. The Fund believes this presentation will not be misleading to investors.

Please call Christopher Healey (914-907-3235) or me (202-636-5543) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Rajib Chanda

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